Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion together with our consolidated financial statements and the related notes filed as exhibit 99.2 to this 6-K. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of various factors. Please see the section entitled “Special Note Regarding Forward-Looking Statements”.

Unless otherwise indicated, references to the “Company”, “us” or “we” refer to Anyi Network Inc. and its consolidated subsidiaries.

Special Note Regarding Forward-looking Statements

All statements other than statements of historical fact included in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of a number of factors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide readers of our consolidated financial statements with the perspectives of management. This should allow the readers of this report to obtain a comprehensive understanding of our businesses, strategies, current trends, and future prospects. Our MD&A includes the following sections:

●	Executive Overview: High level discussion of our operating results and some of the trends that affect our business.

●	Critical Accounting Policies and Estimates: Policies and estimates that we believe are important to understanding the assumptions and judgments underlying our financial statements.

●	Results of Operations: A more detailed discussion of our revenue and expenses.

●	Liquidity and Capital Resources: Discussion of key aspects of our statements of cash flows, changes in our balance sheets, and our financial commitments.

We use the term “fiscal 2017” to represent the period from September 29, 2017 (date of inception) through December 31, 2017, and “fiscal 2018” to represent the year ended December 31, 2018.

EXECUTIVE OVERVIEW

Our Business

Anyi Network Inc. (collectively with its consolidated subsidiaries described below, the “Company”, “we” and “us”, or “Anyi Network” when specific reference is made) was incorporated on September 29, 2017 under the laws of the Cayman Islands. Through direct ownership, the Company established subsidiaries in Hong Kong and China with the vision to become a strong provider of information technology and Internet services for small and medium enterprises (“SME”) in China, and to continuously provide more advanced, easy-to-use, and practical products and services for more enterprises and businesses.

Through variety of accounting software and ERP, we help the SMEs in China to meet their needs in the corporate finance and enterprise management sector by providing them with internet-based, professional, personalized, service-oriented, lightweight information management solutions. The Company has become one of the best next-generation financial and business management software providers in China with our brand-new technology, business philosophy, strong financial strength, and efficient market operation.

We have the following featured product lines which can be provided to worldwide customers:

●	Anyi V5 – Stand-alone financial software developed for the financial management of SMEs

●	Anyi V7 – LAN financial software integrating financial and business tailored for growing entities

●	Anyi V6/V8 – WEB Internet finance and enterprise management software with remote account access

●	Software Outsourcing – Database development services, remote WEB data terminal customization, data conversion, data recovery and other software development services

Our goal is to provide value added services to our customers by creating safe and easy-to-use products with sustainable innovation and constant breakthrough technology.

Industry Trends

Our industry is dynamic and highly competitive, with frequent changes in both technologies and business models. Each industry shift is an opportunity to conceive new products, new technologies, or new ideas that can further transform the industry and our business. At Anyi Network, we push the boundaries of what is possible through a broad range of research and development activities that seek to identify and address the changing demands of customers and users, industry trends, and competitive forces.

Economic Conditions, Challenges and Risks

The markets for software, devices and cloud-based services are dynamic and highly competitive. Our competitors are developing new software and devices, while also deploying competing cloud-based services for consumers and businesses. If the customer does not install, because lack of the cloud service access method, since the access method of cloud services is becoming the mainstream direction and decide how users access services in the cloud. We must continue to evolve and adapt over an extended time in pace with this changing environment.

Our growth strategy depends upon our ability to initiate and embrace disruptive technology trends, to enter new markets, and to drive broad adoption of the products and services we develop and market. Our future growth also increasingly depends on the strength of our third-party business relationships and our ability to continue to develop, maintain, and strengthen new and existing relationships. To remain competitive and continue to grow, we are investing significant resources in our product development, marketing, and sales capabilities, and we expect to continue to do so in the future.

As we offer more online services, the ongoing operation and availability of our platforms and systems and those of our external service providers is becoming increasingly important. As we help customers manage their financial lives, we face risks associated with the hosting, collection, use, and retention of personal customer information and data. We are investing significant management attention and resources in our information technology infrastructure and in our privacy and security capabilities, and we expect to continue to do so in the future.

Overview of Financial Results

The most important financial indicators that we use to assess our business are revenue growth; operating income growth and operating income margins; earnings per share; and cash flow from operations. We also track certain non-financial drivers of revenue growth and, when material, identify them in the applicable discussions of results of operations below. These non-financial drivers include, for example, customer growth and retention for all of our businesses.

Key highlights for fiscal 2018 and fiscal 2017 include the following:

●	Revenues increased by 4,153% from approximately $37,000 for fiscal 2017, to $1,558,000 for fiscal 2018 driven by expansion of business.

●	Operating income increased by 8,444% from approximately $10,000 for fiscal 2017, to $88,100 for fiscal 2018. Operating margin increased by 105%, from 28% for fiscal 2017 to 57% for fiscal 2018.

●	Earnings per share for Fiscal 2018 and 2017 was $0.12 and $0.00, respectively.

●	Cash flows from operating increased by 3,858%, from $0.027 million for fiscal 2017, to $1.08 million for fiscal 2018.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP), we are required to make estimates, assumptions, and judgments that can have a significant impact on our net revenue, operating income or loss and net income or loss, as well as on the value of certain assets and liabilities on our balance sheet. We believe that the estimates, assumptions, and judgments involved in the following accounting policies have the greatest potential impact on our consolidated financial statements, so we consider these to be our critical accounting policies:

Revenue Recognition

We derive revenue from the sale of packaged software products, technical support plans, software customization services, and multiple element arrangements that may include a combination of these items. We follow the appropriate revenue recognition rules for each type of revenue. For additional information, see “Revenue Recognition” in Note 2 to the consolidated financial statements included elsewhere in this Prospectus and see “Index to Consolidated Financial Statements on page F-2. We generally recognize revenue when the promised goods or services are transferred to customers, in an amount that reflects the consideration allocated to the respective performance obligation.

Our contracts with customers often include transfer of multiple products and services to a customer. In determining how revenue should be recognized, a five-step process is used, which requires judgment and estimates. These judgments and estimates include identifying performance obligations in the contract, determining whether the performance obligations are distinct, determining the standalone sales price (SSP) for each distinct performance obligation, determining the timing of revenue recognition for distinct performance obligations and estimating the amount of variable consideration to include in the transaction price.

Our contracts with customers include promises to transfer various products and services, which are generally capable of being distinct performance obligations. In many cases SSPs for distinct performance obligations are based on directly observable pricing. In instances where the SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information that may include market conditions and other observable inputs.

Our technical support plans that are recognized as the service period expires. We must confirm the income after the service is completed according to the contract. We measure progress towards complete satisfaction of the technical support plans using an output method based on the time elapsed.

We do not provide refunds, discounts, rebates, or any other incentive on our products and services.

Fair Value of Financial Instruments

The Company follows the provisions of Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”). It clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the accompanying consolidated balance sheets for cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other payables, due to related parties, deferred revenue and income tax payable approximate their fair value based on the short-term maturity of these instruments.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews consolidated results of the Company when making decisions about allocating resources and assessing performance. The Company’s chief operating decision maker reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Company. The Company’s long-lived assets are substantially all located in the PRC and substantially all the Company’s revenues are derived from within the PRC, therefore, no geographical segments are presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions by management include, among others, useful lives and impairment of long-lived assets, collectability of accounts receivable, allowance for doubtful accounts and income taxes including the valuation allowance for deferred tax assets. While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Accounting for Income Taxes

We estimated our income taxes under the provision of FASB ASC 740-10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

RESULTS OF OPERATIONS

Financial Overview

	Fiscal 2018	Fiscal 2017	$ Change	% Change
Revenues	$1,558,490	$36,642	$1,521,848	4,153%
Cost of revenues	407,256	8,923	398,333	4,464%
Gross profit	1,151,234	27,719	1,123,515	4,053%
Operating expenses	269,737	17,402	252,335	1,450%
Income from operations	881,497	10,317	871,180	8,444%
Other income	5,104	246	4,858	1,975%
Income before provision of income taxes	886,601	10,563	876,038	8,293%
Provision for income taxes	23,074	1,593	21,481	1,348%
Net income	863,527	8,970	854,557	9,527%
Earnings per share	0.12	-	-	-

Revenue

	Fiscal 2018	Fiscal 2017	$ Change	% Change
Revenues	$1,558,490	$36,642	$1,521,848	4,153%

Our revenue is derived from sale of packaged software products, technical support plans, software customization services, and multiple element arrangements that may include a combination of these items. We have generated total revenues of $1,558,490 and $36,642 in fiscal 2018 and fiscal 2017, respectively. Revenues generated from third party customers amounted to $1,384,099 and $36,642 in fiscal 2018 and 2017, respectively. Revenues generated from related party customer amounted to $174,391 and $0 in fiscal 2018 and 2017, respectively. Total revenues increased by $ 1,558,490 or 4,153% in fiscal 2018 compared with fiscal 2017. The increase was primarily due to growth in our customer base, market development, expansion and full year in operations in fiscal 2018 as compared to fiscal 2017 where operations just commenced in December 2017.

Cost of Revenues

	Fiscal 2018	Fiscal 2017	$ Change	% Change
Cost of revenues	$407,256	$8,923	$398,333	4,464%

Our cost of revenues has two components: (1) cost of product revenue, which includes direct costs of software products; labor costs for software development, data testing, bug fixes and hacker prevention (2) cost of services and other revenue, which reflects direct costs associated with providing services, including data center and support costs related to delivering online services.

Cost of revenues as a percentage of total revenues in fiscal 2018 increased slightly as compared to fiscal 2017. The increase was due to higher labor costs directly related to services provided. We expense costs of revenues as they are incurred for delivered software and we do not defer any of these costs when revenue is deferred.

Gross Profit

We generated gross profit of $1,151,234 or a gross profit margin of 74% in fiscal 2018 as compared to gross profit of $27,719 or a gross profit margin of 76% in fiscal 2017. Our gross profit margin in fiscal 2018 decreased slightly as compared to fiscal 2017 mainly due to higher labor costs directly related to services provided as discussed above.

Operating Expenses

Total operating expenses as a percentage of total revenues decreased significantly in fiscal 2018 compared to fiscal 2017. Our Company was established on September 29, 2017, therefore we incurred lots of one-time set up costs during fiscal 2017, while no such costs incurred during fiscal 2018.

For the years ended December 31, 2018 and 2017, other general and administrative expenses consisted of the following:

	Fiscal	Fiscal
	2018	2017	$ Change	% Change
Employees’ salary	$113,683	$8,118	$105,565	1,300%
Administrative expenses	41,901	1,228	40,673	3,312%
Travel and entertainment	13,173	917	12,256	1,337%
Hospitality	5,690	54	5,636	10,437%
Consulting service fee	7,228	4,610	2,618	57%
Depreciation and amortization	1,863	-	1,863	-
Rent and related utilities	36,199	2,475	33,724	1,363%
	$219,737	17,402	202,335	1,163%

General and administrative expenses

General and administrative expenses primarily consist of payroll and related employee benefits, rent and utilities, travel, meals and entertainment, consulting expenses, and other general office expenses.

Income from Operations

As a result of the foregoing, income from operations amounted to $881,497 in fiscal 2018, as compared to income from operations of $10,317 in fiscal 2017, an increase of $871,180 or 8,444%.

Other Income

Other income of $5,104 in fiscal 2018 and $272 in fiscal 2017 consisted primarily of income generated from foreign currency transaction gain that arose from transactions denominated in a currency other than the functional currency.

Income Taxes

We incurred income tax expenses of $23,074 for fiscal 2018 compared to $1,593 for fiscal 2017. Our PRC operating entities were subject to the 25% enterprise income tax rate for fiscal 2018 and fiscal 2017.

Net Income

As a result of the factors described above, our net income was $863,527 for the year ended December 31, 2018. Our net income was $8,970 for the period from September 29, 2017 (date of inception) through December 31, 2017.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of our parent company, Anyi Network Inc. and Anyi Technology Limited, is the U.S. dollar and the functional currency of Jiangsu Anyiw Network Technology Co.,Ltd, Beijing Anyiw Technology Co.,Ltd, Changzhou Anyiw Network Technology Co.,Ltd, Lianyungang Anyiw Software Co.,Ltd, Tongshan Naquan Technology Service Co.,Ltd and Hubei Anyiw Network Technology Co.,Ltd, is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translations, which are a non-cash adjustment, we reported a foreign currency translation loss of $33,322 and a foreign currency translation gain of $346 for the years ended December 31, 2018 and 2017, respectively. This non-cash loss/gain had the effect of decreasing/increasing our reported comprehensive income.

Comprehensive Income

As a result of our foreign currency translation adjustment, we had comprehensive income of $830,205 and $9,316 for the years ended December 31, 2018 and 2017, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At December 31, 2018, our cash and cash equivalents totaled $2.65 million, an increase of $2.63 million from December 31, 2017 due to the factors described in “Statements of Cash Flows” below. Our primary sources of liquidity have been loan obtained from our related parties, and cash collection from operations.

Under applicable PRC regulations, foreign invested enterprises, or FIEs, in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

In addition, a majority of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to the Parent Company through loans, advances or cash dividends.

The current PRC Enterprise Income Tax (“EIT”) Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table summarizes selected measures of our liquidity and capital resources at the dates indicated:

	December 31, 2018	December 31, 2017	$ Change	% Change
Cash and cash equivalents	$2,653,430	$28,269	$2,625,161	9,286%
Working capital	830,205	9,316	820,889	8,812%
Ratio of current assets to current liabilities	1.45	1.34	-	-

Due to the Company's business development and expansion needs, we received funds of $1.68 million during fiscal 2018 through borrowings from our related parties for working capital needs. These borrowings are short-term in nature, non-interest bearing and due on demand.

We have generated cash inflow from operations and we expect to continue to do so during fiscal 2019. Our cash and cash equivalents totaled $2.65 million at December 31, 2018, none of those funds were restricted.

Based on past performance and current expectations, we believe that our cash and cash equivalents, and cash generated from operating and financing activities will be sufficient to meet our anticipated working capital needs, capital expenditure requirements, contractual obligations, commitments, and other liquidity requirements associated with our operations for at least the next 12 months.

Cash Flows for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

The following summarizes the key components of our cash flows for the years ended December 31, 2018 and 2017:

	Fiscal 2018	Fiscal 2017
Net cash provided by operating activities	$1,077,314	$27,217
Net cash used in investing activities	(13,495)	-
Net cash provided by financing activities	1,675,510	-
Effect of exchange rate changes on cash and cash equivalents	(114,169)	1,052
Net increase in cash, cash equivalents	$2,653,430	$28,269

During the year ended December 31, 2018, we provided cash by operating activities of $1.08 million, used cash from investing activities of $0.01 million, provided cash by financing activities of $1.68 million, and offset by the negative effect of prevailing exchange rates on our cash and cash equivalents of $0.11 million. During fiscal 2017, we provided cash by operating activities of $0.03 million, and had minimal positive effect of prevailing exchange rates on our cash and cash equivalents.

Net cash provided by operating activities for fiscal 2018 totaled $1,077,314. The activities were mainly comprised of net income of $936,553, depreciation expenses of $2,330, an increase in advances from customers of $103,309, an increase in accrued expenses and other payables of $138,749 offset by an increase in accounts receivable of $85,793 and increase in prepaid expenses and other current assets of $85,475.

Net cash provided by operating activities for fiscal 2017 totaled $27,217. The activities were mainly comprised of net income of $8,970, an increase in accrued expenses and other payables of $21,706 offset by an increase in accounts receivable of $8,463.

The significant increase in cash flows from our operating activities for fiscal 2018 compared to fiscal 2017 primarily resulted from our increase in net income, increase in advances from customers and increase in accrued expenses and other payables offset by increase in accounts receivable and prepaid expenses and other current assets.

Net cash used in investing activities for fiscal 2018 totaled $13,495. The activities were solely comprised of cash used to purchase property and equipment.

Net cash provided by financing activities for fiscal 2018 totaled $1,675,510. The activities were solely comprised of funds received through borrowings from related parties for working capital needs.

We did not generate any cash inflow or incurred any cash outflow from investing and financing activities during fiscal 2017.

Cash Held by Foreign Subsidiaries

We maintain cash and cash equivalents in China. At December 31, 2018 and 2017, cash and cash equivalents were as follows:

Country	As of December 31, 2018	As of December 31, 2017
China	$2,304,543	$28,269
China (offshore bank account)	$348,887	-
Total	$2,653,430	$28,269

The majority of our cash balances at December 31, 2018 and 2017 are in the form of RMB held in bank accounts of China. Cash held in banks (both mainland and offshore bank accounts) in the PRC is not insured. The value of cash held in banks and on hand in mainland China of $2,304,543 and $28,269 has been translated to US dollars based on the exchange rates as of December 31, 2018 and 2017, respectively. In 1996, the Chinese government introduced regulations, which relaxed restrictions on the conversion of the RMB; however restrictions still remain, including but not limited to restrictions on foreign invested entities. Foreign invested entities may only buy, sell or remit foreign currencies after providing valid commercial documents at only those banks authorized to conduct foreign exchanges.

Furthermore, the conversion of RMB for capital account items, including direct investments and loans, is subject to PRC government approval. Chinese entities are required to establish and maintain separate foreign exchange accounts for capital account items. We cannot be certain Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.

Accordingly, cash on deposit in banks in the PRC is not readily deployable by us for use outside of China.

OFF-BALANCE SHEET ARRANGEMENTS

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	any obligation under certain guarantee contracts,

●	any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,

●	any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and

●	any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

CONTRACTUAL OBLIGATIONS

We have certain potential commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments.

The following table summarizes our contractual obligations as of December 31, 2018, and the effect these obligations are expected to have on our liquidity and cash flows in future periods:

Contractual obligations	Total	1 year	2-3 year	4-5 year	5 years and thereafter
Operating leases	$113,118	33732	38,384	23,554	17,447
Total	$113,118	33732	38,384	23,554	17,447

RECENT ACCOUNTING PRONOUNCEMENTS

For a description of recent accounting pronouncements and the potential impact of these pronouncements on our consolidated financial statements, see Note 2 to the consolidated financial statements included elsewhere in this Prospectus and see “Index to Consolidated Financial Statements” on page F-2.